UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D
Under the Securities Exchange Act of 1934
(Amendment No. ________)*

Acro Inc.

(Name of Issuer)

Common Stock, par value $0.001

(Title of Class of Securities)

584764 20 3

(CUSIP Number)

Gad Aner 18 Halevna Street Timrat l3 23840

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

January 19, 2006

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

(Continued on following pages)
(Page 1 of 6 Pages)

CUSIP No.   584764 20 3

1	NAME OF REPORTING PERSON: Gadi Aner I.R.S. IDENTIFICATION NO. OR ABOVE PERSON (ENTITIES ONLY):
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP: (a) ☐ (b) ☐
3	SEC Use Only
4	SOURCE OF FUNDS: PF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e): ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION: Israel
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER: 2,300,004
	8	SHARED VOTING POWER: 2,800,000
	9	SOLE DISPOSITIVE POWER: 2,300,004
	10	SHARED DISPOSITIVE POWER: 2,800,000
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY REPORTING PERSON: 5,100,004
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES: ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11): Approximately 7.9%
14	TYPE OF REPORTING PERSON: IN

Page 2 of 6 Pages

CUSIP No.   584764 20 3

1	NAME OF REPORTING PERSON: M.G-NET LTD. I.R.S. IDENTIFICATION NO. OR ABOVE PERSON (ENTITIES ONLY):
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP: (a) ☐ (b) ☐
3	SEC Use Only
4	SOURCE OF FUNDS: PF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e): ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION: Israel
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER:
	8	SHARED VOTING POWER: 2,800,000
	9	SOLE DISPOSITIVE POWER:
	10	SHARED DISPOSITIVE POWER: 2,800,000
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY REPORTING PERSON: 2,800,000
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES: ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11): Approximately 4.3%
14	TYPE OF REPORTING PERSON: CO

Page 3 of 6 Pages

Item 1.	Security and Issuer

        The class of securities to which this Statement relates is shares of Common Stock, par value $0.001 per share (the “Shares”) of Acro Inc., a company organized under the laws of the State of Nevada (the “Issuer”), whose principal executive offices are located at 18 Halevna Street, Timrat, 23840, Israel.

Item 2.	Identity and Background

        This statement on Schedule 13D is being filed jointely by Gadi Aner and M.G-NET LTD. The agreement among the Reporting Persons relating to the joint filing of this Schedule 13D is attached as an exhibit hereto.

        Mr.Aner currently serves as the chairman of the board of directors and the interim chief executive officer of the Issuer. Mr. Aner address is 18 Halevna Street, Timrat l3 23840, Israel.

        M.G-NET LTD. is an Israeli company, with a business address at 18 Halevna Street Timrat, 23840, Israel (“M.G”). The company is wholly owned by Mr. Aner and his wife, and Mr. Aner is its sole director. M.G is an investment holding company, holding shares in the Issuer, and another privately held technology company.

        During the last five years, none of the Reporting Persons has (i) been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) been a party to any civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which such person was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating.

Item 3.	Source and Amount of Funds or Other Consideration

        On January 19, 2006, pursuant to a Private Placement, the Issuer issued 2,300,004 Shares to Gadi Aner for a total consideration of US$4,928.58 and 2,800,000 Shares to M.G for a total consideration of US$6,000. The source of funds for the consideration was personal fund.

Item 4.	Purpose of Transaction

        On January 19, 2006, Mr. Aner and M.G acquired, in a private placement, 5,100,004 Shares for investment purposes, but intend to review their investment in the Shares on a regular basis and, depending upon changes in their analysis of the Issuer, general economic and market conditions, investment opportunities and other factors may at any time determine to increase or decrease the amounts of their investments in the Shares. Following the acquisition, Mr. Aner was appointed as the chairman of the Board of Director of the Issuer and as the interim chief executive officer.

        Mr. Aner and M.G do not presently have any plan or proposal which relate to or would result in any of the following: the acquisition or disposition by any person of additional securities of the Issuer; an extraordinary corporate transaction involving the Issuer or its subsidiaries; a sale or transfer of a material amount of the Issuer’s or its subsidiaries’ assets; any material change in the present capitalization or dividend policy of the Issuer; any other material change in the Issuer’s corporate structure; any changes to the Issuer’s charter, bylaws or instruments corresponding thereto which may impede the acquisition of control by any person; causing a class of securities of the Issuer to be delisted from a national securities exchange or cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association; or a class of equity securities of the Issuer becoming eligible for termination of registration pursuant to section 12(g)(4) of the Securities Exchange Act of 1934.

Item 5.	Interest in Securities of the Issuer

(a)	The aggregate number and percentage of Shares beneficially owned by Gadi Aner and M.G is 5,100,004 Shares, or approximately 7.9% of the outstanding Shares, based on 64,748,356 Shares outstanding as of the date hereof.

(b)	Mr. Aner has the sole power to vote or direct the vote, and to dispose or direct the disposition, of 2,300,004 Shares and has the shared power to vote or direct the vote, and to dispose or direct the disposition, of 2,800,000 Shares.

M.G has the shared power to vote or direct the vote, and to dispose or direct the disposition, of 2,800,000 Shares.

Page 4 of 6 Pages

(c)	Other than as described in Item 3 above, neither of Mr. Aner nor M.G has effected any transaction in the Shares of the Issuer during the past sixty days.

(d)	Not Applicable.

(e)	Not Applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

        M.G is wholly owned by Mr. Aner and His wife, Michal Aner. Each of Mr. Aner and his wife holds 50% of the total outstanding Ordinary Shares of M.G. Mr. Aner is the sole director of M.G.

Item 7.	Material to Be Filed as Exhibits

99.1	Joint Filing Agreement among the Reporting Persons.

Page 5 of 6 Pages

Signature

        After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

GADI ANER /s/ Gadi Aner —————————————— February 15, 2007

M.G-NET LTD. By: /s/ Gadi Aner —————————————— Gadi Aner Director February 15, 2007

Page 6 of 6 Pages